TORNADO GOLD INTERNATIONAL CORPORATION.
8600 Technology Way, Suite 118
Reno, NV 89521
United States of America

May 9, 2008

VIA COURIER AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-7010
USA

Attention:	H. Roger Schwall
Assistant Director

Dear Sirs:

Re:	Tornado Gold International Corporation
Registration Statement on Form SB-2
Filed December 29, 2006
File No. 333-139753

     Thank you for your letter of January 24, 2007 with respect to Form SB-2 filed by Tornado Gold International Corporation (the “Company”) on December 29, 2006. Please find our responses to you comments below. Furthermore, as required under the SEC Release No. 33-8876, we have filed our amendments to the Form SB-2 on Form S-1/A. We further advise that the Company elects to keep our disclosure in the current SB-2 format.

     As appropriate, we have amended our registration statement in response to these comments. We have provided you with a marked copy of the amendment to expedite your review. We understand that you may have additional comments after reviewing our amendment and responses to your comments.

General

1. We have amended the disclosure in to describe the transaction in which the selling shareholders received the warrants and shares of our common stock. We have also further described the material terms of the warrants and the special warrants.

Prospectus Summary, page 4

2. We have remove the reference to closing of the private placement “subject to receipt of funds” from certain of the investors as we have already received all of the necessary funds from the investors.

Business Overview, page 9

3. We have revised our disclosure relating to the number of outstanding warrants to include those that the underlying shares for which the Form S-1/A has been filed.

4. We have revised our disclosure to disclose the correct number of shares outstanding and the correct number of record holders.

Selling Stockholders, page 27

5. We confirm that, to the best of our knowledge, none of the selling shareholders is a registered broker-dealer or an affiliate of a registered broker dealer.

6. We have disclosed all natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by each of the selling shareholder, please see page 30.

     If you would like to discuss our responses during your review, please contact our attorneys L.K. Larry Yen, at 604.891.7715. We look forward to your response.

Yours truly,

TORNADO GOLD INTERNATIONAL
CORPORATION

Per: /s/ George Drazenovic

George Drazenovic

Encl.

cc:	Clark Wilson LLP attn: L.K. Larry Yen (fax) 604.687.6314